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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 9)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Items
8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add additional Exhibits and revise the Exhibit Index accordingly.

Item 8.           Additional Information to be Furnished.
                  ---------------------------------------

                  The "Litigation" section of Item 8 is hereby amended by adding the following paragraphs to the end of such section:

          On August 21, 2003, the Company filed with the United States District Court for the Western District of Virginia its answer to ArvinMeritor's amended complaint in the Federal Action. In addition to answering the amended complaint, the Company also filed counterclaims against ArvinMeritor and the Offeror challenging the accuracy and completeness of their disclosures with respect to the Offer.

          A copy of the Company's answer including counterclaims is attached hereto as Exhibit (a)(19) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(19).


Item 9.           Exhibits.
                  --------

Exhibit No.           Description
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  (a)(19)             Answer filed by the Company on August 21, 2003, in
                      the United States District Court for the Western District of Virginia



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     DANA CORPORATION

                                                 By: /s/ Joseph M. Magliochetti
                                                     ---------------------------
                                                 Joseph M. Magliochetti
                                                 Chairman of the Board and
                                                 Chief Executive Officer

                                                 Dated: August 21, 2003


                                      -2-


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                                INDEX OF EXHIBITS

Exhibit No.           Description
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  (a)(19)             Answer filed by the Company on August 21, 2003, in
                      the United States District Court for the Western District of Virginia